August 30, 2021

VIA EDGAR TRANSMISSION

Mr. Brian McAllister

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re: Liberty Oilfield Services Inc.

Form 10-K for the Year Ended December 31, 2020

File No. 001-38081

Dear Mr. McAllister:

By letter dated August 3, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the above-referenced filing of Liberty Oilfield Services Inc. (the “Company”). These comments were sent by the Staff after receiving the Company’s letter dated July 21, 2021, in which the Company responded to certain comments provided by the Staff in a letter dated July 8, 2021.

In response to the comments set forth in the Staff’s August 2021 letter, we hereby submit the responses below. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below each comment.

Form 10-K for the Year Ended December 31, 2020

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations Comparison of Non-GAAP Financial Measures, page 30

1.

We note your response to prior comment 1 indicates that severance and related costs of $10.166 million were primarily related to the reduction in workforce in April 2020 and temporarily furloughed employees spanning portions of May to August 2020. Please provide the following:

•

Quantify the amount recorded in your non-GAAP adjustment for each of the components, including reduction in workforce, payment of salaries to furloughed employees and payment of health insurance and other benefits for these employees

Response:

The dollar amount for each component is as follows:

i.	Reduction in workforce	$7.502 million
ii.	Salaries to furloughed employees	$0.0
iii.	Health insurance to furloughed employees	$2.664 million

		$10.166 million

•

Clarify if your reduction in workforce resulted in the permanent termination of employees. If employees were permanently terminated, please quantify the amount of expense included in the adjustment related to these employees

Response:

The reduction in workforce did result in the permanent termination of employees. The amount of expense included in the adjustment related to these employees was $7.5 million, as shown in the summary above.

•

Your response indicates severance pay and the cost of health and related benefits for furloughed employees not working for customers are neither normal recurring cash expenses nor necessary costs to operate your business. When considering the compensation paid to employees temporarily furloughed, please explain further why you believe employee compensation paid during the pandemic for employees that returned to work is considered incremental to your normal operations.

Response:

No wage or salary compensation was paid to furloughed employees. The only benefit provided was that the Company, on a voluntary basis, continued to provide health insurance benefits to the furloughed employees. We believe this cost is incremental to our normal operations because we do not normally incur health care costs for employees that are not actively providing services for us.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (303) 515-2800.

Very truly yours,

LIBERTY OILFIELD SERVICES INC.

By:	/s/ Michael Stock
Name: Michael Stock
Title: Chief Financial Officer